UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-31416
NIS GROUP Kabushiki Kaisha

(Exact name of registrant as specified in its charter)
NIS GROUP CO., LTD.

(Translation of registrant’s name into English)
Shinjuku L-Tower 25F
6-1, Nishi Shinjuku 1-chome
Shinjuku-ku, Tokyo 163-1525
Japan
+81-3-3348-2424

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock

(Title of each class of securities covered by this Form)
     Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-8(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-8(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History
     NIS GROUP Kabushiki Kaisha (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on August 1, 2002, the date that its registration statement on Form F-1, as amended (File No. 333-97229) (the “Form F-1”), was declared effective by the Securities and Exchange Commission (the “Commission”).
     The Registrant has filed or submitted all reports required under Exchange Act section 13(a) and 15(d) and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity
     The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 required to be disclosed under this Item in August 2002 pursuant to the Form F-1, as amended.

Item 3.	Foreign Listing and Primary Trading Market
     The Registrant has maintained a listing of its common stock on the Tokyo Stock Exchange (the “TSE”) in Tokyo, Japan. The TSE constitutes the primary trading market for the Registrant’s common stock.
     The Registrant’s common stock was initially listed on the second section of the TSE in 1998 and the first section of the TSE in 1999. The Registrant has maintained a listing of its common stock on the TSE for at least the 12 months preceding the filing of this Form.
     During the 12-month period beginning August 1, 2007 and through and including August 1, 2008, 99.02836% of trading in the Registrant’s common stock occurred on the TSE in Japan. The trading market for the Registrant’s common stock on the TSE in Japan is larger than the trading market for the Registrant’s common stock in the United States for the same 12-month period.

Item 4.	Comparative Trading Volume Data
     The Registrant is relying on Rule 12h-6(a)(4)(i) and is using the 12-month period beginning August 1, 2007 and through and including August 1, 2008 (the last day of trading of our ADSs on the New York Stock Exchange) to meet the requirements of that rule provision.
     During this 12-month period, the average daily trading volume (“ADTV”) of the Registrant’s common stock in the United States (including off-exchange and on-exchange transactions) was 21,225 shares and the ADTV of the Registrant’s common stock on a worldwide basis (not including off-exchange transactions) was 2,184,465 shares.
     For the same 12-month period, the ADTV of the Registrant’s common stock in the United States as a percentage of the ADTV for the Registrant’s common stock on a worldwide basis was 0.97163%
     The Registrant delisted its common stock from the New York Stock Exchange effective August 4, 2008 (with August 1, 2008 as the last day of trading on the New York Stock Exchange). As of August 4, 2008, the ADTV of the Registrant’s common stock in the United States (including off-exchange and on exchange transactions) as a percentage of the ADTV for the Registrant’s common stock on a worldwide basis (not including off-exchange transactions) for the preceding 12-month period was 0.97163%
     The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P.

Item 5.	Alternative Record Holder Information
     Not applicable.

Item 6.	Debt Securities
     Not applicable.

Item 7.	Notice Requirement
     The Registrant published the notice, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on July 14, 2008. The notice was disseminated in the United States through Business Wire. A copy of the notice was submitted to the Commission as Exhibit 1 to the Registrant’s Form 6-K submitted on July 14, 2008.

Item 8.	Prior Form 15 Filers
     Not applicable.
PART II

Item 9.	Rule 12g3-2(b) Exemption
     The Registrant will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet web site at http://www.nisgroup.jp/english/ir/news.cfm.
PART III

Item 10.	Exhibits
     None.

Item 11.	Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, NIS GROUP Kabushiki Kaisha has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, NIS GROUP Kabushiki Kaisha certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.
      Dated: August 8, 2008

NIS GROUP Kabushiki Kaisha
By:	/s/ Hidetoshi Sawamura
	Name:	Hidetoshi Sawamura
	Title:	Executive Officer